March 2, 2006

VIA FACSIMILE AND EDGAR

H. Roger Schwall
Assistant Director
Division of Corporate Finance
Securities & Exchange Commission
Mail Stop 04-05
Washington, D.C. 20549-0405

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated February 23, 2005, regarding
Kodiak Oil & Gas Amendment No. 2 to Registration Statement
on Form 20-F filed on February 8, 2006
SEC File No. 000-51635

Dear Mr. Schwall:

This letter responds to the Staff’s comments set forth in the February 23, 2006 letter regarding the above-referenced Registration Statement. We have set forth below our responses to each of the Staff’s comments. For your convenience, we have included the staff’s comments below and have numbered our responses accordingly.

In connection with our response to the staff’s comments, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Our responses are as follows:

Item 4. Information on the Company, page 8

History and Development of the Company, page 8

H. Roger Schwall
March 2, 2006

Staff Comment No. 1.

We partially reissue prior comment 3 of our letter dated December 30, 2005. It does not appear that all material agreements have been filed as exhibits. We refer you to disclosure on page 8 in which you disclose that the company entered into an “arrangement” with CP LLC in 2002. No agreement evidencing such arrangement has been filed. In addition, we note your disclosure regarding the assignment to the company by CP LLC of its interest in a joint exploration project entered into in June 2003 with Warren Resources, Inc. In this regard, it would appear that the agreement between CP LLC and Warren Resources, Inc. that was filed as an exhibit represents the agreement that was assigned. However, we are unable to verify this fact given that an assignment agreement has yet to be filed. With your next amendment, please file all agreements entered into between the company and affiliates of Mr. Petersen or any other persons to the extent such agreements are or were material to the operation of your business.

The Company’s Response:

The Company has included as additional exhibits two letter agreements between CP Resources LLC and Kodiak Oil & Gas Corp.

Staff Comment No. 2.

To the extent it is material to an understanding of the historical development of your business, please revise the disclosure to delineate the terms of the “arrangement” you entered into with CP LLC in 2002.

The Company’s Response:

The Company has amended the Form 20-F to include additional disclosure regarding the terms of the agreements between the Company and CP Resources LLC.

Risk Factors, page 3

Risks Relating to the Company, page 3

“Our operations require significant capital. . .,” page 3

Staff Comment No. 3.

Revise to specify the anticipated shortfall in capital resources based on current working capital held.

The Company’s Response:

The Company has amended the Form 20-F to disclose the anticipated shortfall in capital resources based on working capital at December 31, 2005.

H. Roger Schwall
March 2, 2006

“A substantial or extended decline in oil…,” page 6

Staff Comment No. 4.

To the extent it is material to your operations, please tailor your discussion in this risk factor to reference, as done on page 13, the manner in which seasonal winter drilling stipulations impact your operations with respect to your leasehold interests on Bureau of Land Management lands.

The Company’s Response:

The Company has amended the Form 20-F to include additional disclosure regarding winter drilling restrictions.

Item 4. Information on the Company, page 8

History and Development of the Company, page 8

Staff Comment No. 5.

You disclose that you completed a private placement in December 2005, which generated gross proceeds of $9,800,000. However, on page 17, you make a similar disclosure that indicates the private placement generated gross proceeds of $9,000,000. Please revise your disclosures to correct the amount(s) referenced and to eliminate this inconsistency, including any other corresponding disclosures that may be affected.

The Company’s Response:

The Company has amended the Form 20-F on page 17 to correct the discrepancy.

Staff Comment No. 6.

Consistent with the requirements of Item 4.B. of Form 20-F, please supplement the disclosure in the business section to reference all the material ways in which the business is impacted by seasonality.

The Company’s Response:

The Company has amended the Form 20-F to include under the heading “Leasing and Property Acquisition Activities” additional disclosure regarding winter drilling restrictions under federal leases.

H. Roger Schwall
March 2, 2006

Operating and Financial Review and Prospects, page 15

Staff Comment No. 7.

We have read your response to prior comment 17, in which you state that you revised your disclosure to indicate that you use a conversion factor of 6 MCF of natural gas to one barrel of oil to achieve a common unit of measure. However, it appears that you have not revised this disclosure, which continues to be inconsistent with your disclosure in Note 2(c) to your consolidated financial statements. Please correct this inconsistency and, if necessary, make other corresponding changes where the incorrect conversion factor is used or affects other amounts.

The Company’s Response:

The Company has revised the referenced disclosure to correct the discrepancy and to clarify that the Company uses a conversion factor of 6 MCF of natural gas to one barrel of oil.

Directors, Senior Management and Employees, page 18

Biographical information, page 19

Staff Comment No. 8.

Please revise the disclosure for Lynn A. Peterson to reflect the correct spelling of his previous employer, Ernst & Whinney.

The Company’s Response:

The Company has made the requested correction.

Interim Consolidated Financial Statements, page 61

Interim Consolidated Statements of Loss and Deficit, page 63

Staff Comment No. 9.

We note that you have classified depletion & depreciation for the three- and nine-month periods ended September 30, 2005, as “Other items.” However, as it appears you have commenced production, generated revenues, and determined and recorded depletion expense associated with your “proved oil and gas properties,” it appears that depletion would more appropriately be classified within “Costs and Expenses” in your annual and interim consolidated statements of loss and deficit.

H. Roger Schwall
March 2, 2006

The Company’s Response:

The Company has revised its annual and interim consolidated statements of loss and deficit to classify depletion and depreciation within “Costs and Expenses.”

Staff Comment No. 10.

Please expand your earnings per share disclosure to also reflect diluted loss per share.

The Company’s Response:

The Company has revised its earnings per share disclosure to also reflect diluted loss per share.

Notes to the Interim Consolidated Financial Statements, page 65

Note 2 – Oil and Gas Properties, page 65

Staff Comment No. 11.

You disclose that you calculate depletion based on “proved reserves,” and your tabular presentation of oil and gas properties indicates the existence of “proved oil and gas properties.” Additionally, gas and oil revenues are reflected in your interim consolidated statements of loss and deficit. Please reconcile this disclosure with other disclosures regarding proven reserves throughout your filing, including in Note 6(a) of the interim financial statements, where you state that you do not have any proven or probable reserves. Please amend your filing to properly reflect the current state of your business operations and status of your oil and gas reserves.

The Company’s Response:

The Company has revised Note 2 to its Interim Consolidated Financial Statements to clarify that the Company does not have proven or probable reserves.

Thank you for your review of the filing. If you should have any questions regarding the amended annual report or our response letter, please do not hesitate to contact me at (303) 592-8075 or Randal Jones at Dorsey & Whitney LLP at (206) 903-8814.

Sincerely, Kodiak Oil & Gas Corp. /s/ Lynn A. Peterson Lynn A. Peterson President & Chief Executive Officer